Exhibit 99.1

Affimed N.V.

Unaudited consolidated statements of comprehensive loss

(in € thousand)

		For the three months ended March 31
	Note	2023	2022
Revenue	3	4,510	8,006
Other income – net		410	284
Research and development expenses		(29,531)	(18,379)
General and administrative expenses		(6,850)	(7,045)

Operating loss		(31,461)	(17,134)
Finance income / (costs) – net	4	(519)	471

Loss before tax		(31,980)	(16,663)
Income taxes		(3)	(2)

Loss for the period		(31,983)	(16,665)

Other comprehensive loss
Items that will not be reclassified to profit or loss
Equity investments at fair value OCI – net change in fair value		0	(6,174)

Other comprehensive loss		0	(6,174)

Total comprehensive loss		(31,983)	(22,839)

Basic and diluted loss per share in € per share (undiluted = diluted)		(0.21)	(0.14)
Weighted number of common shares outstanding		149,339,335	123,444,217

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Consolidated statements of financial position

(in € thousand)

	Note	March 31, 2023 (unaudited)	December 31, 2022
ASSETS
Non-current assets
Intangible assets		52	58
Leasehold improvements and equipment		3,673	3,823
Right-of-use assets		436	561

		4,161	4,442
Current assets
Cash and cash equivalents		155,848	190,286
Trade and other receivables	6	2,042	2,697
Inventories		667	628
Other assets and prepaid expenses	7	5,240	2,459

		163,797	196,070
TOTAL ASSETS		167,958	200,512
EQUITY AND LIABILITIES
Equity
Issued capital		1,493	1,493
Capital reserves		587,001	582,843
Fair value reserves		(1,231)	(1,231)
Accumulated deficit		(462,173)	(430,190)

Total equity	8	125,090	152,915
Non current liabilities
Borrowings	10	10,344	11,687
Contract liabilities	3	928	1,083
Lease liabilities		158	176

Total non-current liabilities		11,430	12,946
Current liabilities
Trade and other payables		20,147	19,077
Borrowings	10	5,930	5,930
Lease liabilities		290	396
Contract liabilities	3	5,071	9,248

Total current liabilities		31,438	34,651
TOTAL EQUITY AND LIABILITIES		167,958	200,512

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated statements of cash flows

(in € thousand)

		For the three months
		ended March 31
	Note	2023	2022
Cash flow from operating activities
Loss for the period		(31,983)	(16,665)
Adjustments for the period:
- Income taxes		3	2
- Depreciation and amortization		289	352
- Share-based payments	9	4,158	4,247
- Finance income / (costs) – net	4	519	(471)

		(27,014)	(12,535)
Change in trade and other receivables		655	262
Change in inventories		(39)	(64)
Change in other assets and prepaid expenses		(2,781)	(2,435)
Change in trade, other payables, provisions and contract liabilities		(4,235)	(13,336)

		(33,414)	(28,108)
Interest received		520	27
Paid interest		(347)	(337)
Paid income tax		(3)	(2)

Net cash used in operating activities		(33,244)	(28,420)

Cash flow from investing activities
Purchase of leasehold improvements and equipment		(8)	(106)

Net cash used for investing activities		(8)	(106)

Cash flow from financing activities
Proceeds from issue of common shares, including exercise of share-based payment awards		0	61
Transaction costs related to issue of common shares		0	(35)
Repayment of lease liabilities		(124)	(172)
Repayment of borrowings	10	(510)	(23)

Net cash used for financing activities		(634)	(169)

Exchange-rate related changes of cash and cash equivalents		(552)	915
Net changes to cash and cash equivalents		(33,886)	(28,695)
Cash and cash equivalents at the beginning of the period		190,286	197,630

Cash and cash equivalents at the end of the period		155,848	169,850

The notes are an integral part of these condensed consolidated interim financial statements.

Affimed N.V.

Unaudited consolidated statements of changes in equity for the year

(in € thousand)

	Note	Issued capital	Capital reserves	Fair Value reserves	Accumulated deficit	Total equity
Balance as of January 1, 2022		1,234	474,087	(5,973)	(333,397)	135,951

Exercise of share-based payment awards			61			61
Equity-settled share-based payment awards			4,247			4,247
Loss for the period					(16,665)	(16,665)
Other comprehensive loss				(6,174)		(6,174)

Balance as of March 31, 2022		1,234	478,395	(12,147)	(350,062)	117,420

Balance as of January 1, 2023		1,493	582,843	(1,231)	(430,190)	152,915

Equity-settled share-based payment awards	9		4,158			4,158
Loss for the period					(31,983)	(31,983)

Balance as of March 31, 2023		1,493	587,001	(1,231)	(462,173)	125,090

The notes are an integral part of these condensed consolidated interim financial statements.

1. Reporting entity

Affimed N.V. is a Dutch company with limited liability (naamloze vennootschap) and has its corporate seat in Amsterdam, the Netherlands, registered with the trade register of the Chamber of Commerce (handelsregister van de Kamer van Koophandel) under number 60673389.

The condensed consolidated interim financial statements are comprised of Affimed N.V. and its controlled (and wholly owned) subsidiaries Affimed GmbH, Heidelberg, Germany, AbCheck s.r.o., Plzen, Czech Republic, and Affimed Inc., Delaware, USA (collectively “Affimed”, the “Company” or the “Group”).

Affimed is a clinical-stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies. The Group’s product candidates are developed in the field of immuno-oncology, which represents an innovative approach to cancer treatment that seeks to harness the body’s own immune defenses to fight tumor cells. Affimed has its own research and development programs, strategic collaborations and service contracts, where the Group is performing research services for third parties.

2. Basis of preparation and changes to Group’s accounting policies

Statement of compliance

The condensed consolidated interim financial statements (referred to as the “interim financial statements”) as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim financial statements do not include all the information and disclosures required in the consolidated annual financial statements and should be read in conjunction with Affimed N.V.’s annual consolidated financial statements as of December 31, 2022.

The interim financial statements were authorized for issuance by the Company’s Management Board on May 23, 2023.

Loss per share

Loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

As of March 31, 2023, the Group has granted 25,718,919 options and warrants in connection with share-based payment programs (see note 9) and a loan agreement, which could potentially have a dilutive effect but were excluded from the diluted weighted average number of ordinary shares calculation because their effect would have been anti-dilutive due to the net loss generated by the Group.

Critical judgments and accounting estimates

The preparation of the interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

In preparing these interim financial statements, the critical judgments made by management in applying the Group’s accounting policies were the same as those that applied to the consolidated financial statements as of and for the year ended December 31, 2022.

Functional and presentation currency

These interim financial statements are presented in euro. The functional currency of the Group’s subsidiaries is also the euro. All financial information presented in euro has been rounded to the nearest thousand (abbreviated €) or million (abbreviated € million).

Significant accounting policies

The accounting policies applied by the Group in these interim financial statements are the same as those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2022.

New standards and amendments to standards

The following forthcoming standards and amendments to standards have not been applied in preparing these interim financial statements.

Standard/interpretation	Effective Date[1]
Amendments to IAS 1 Presentation of Financial Statements:
Classification of Liabilities as Current or Non-current	January 1, 2024
Amendments to IAS 1 Presentation of Financial Statements:
Non-current Liabilities with Covenants	January 1, 2024
Amendments to IFRS 16 Leases: Lease Liability in a
Sale and Leaseback	January 1, 2024

The amended standards are not expected to have a significant effect on the interim financial statements of the Group.

Fair Value Measurement

All assets and liabilities for which fair value is recognized in the interim financial statements are classified in accordance with the following fair value hierarchy, based on the lowest level input parameter that is significant on the whole for fair value measurement:

•	Level 1 – Prices for identical assets or liabilities quoted in active markets (non-adjusted);

•	Level 2 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is directly or indirectly observable for on the market; and

•	Level 3 – Measurement procedures, in which the lowest level input parameter significant on the whole for fair value measurement is not directly or indirectly observable for on the market.

The carrying amount of all trade and other receivables, other assets and prepaid expenses, cash and cash equivalents, trade and other payables and loans is a reasonable approximation of the fair value and, therefore, information about the fair values of those financial instruments has not been disclosed.

[1]	Shall apply for periods beginning on or after the date shown in the effective date column.

The measurement of the fair value of preferred and common shares in other companies held by the group is based on level 1 and 3 inputs (see notes 5). The Group recognizes transfers between levels of the fair value hierarchy as the date at which the change has occurred.

3. Revenue

Collaboration with Genentech Inc.

In August 2018, Affimed entered into a strategic collaboration agreement with Genentech Inc. (Genentech), headquartered in South San Francisco, USA. Under the terms of the agreement, Affimed is providing services related to the development of novel NK cell engager-based immunotherapeutics to treat multiple cancers. The Genentech agreement became effective at the beginning of October 2018. Under the terms of the agreement, Affimed received $96.0 million (€83.2 million) in initial upfront and committed funding on October 31, 2018.

The Group recognized €0.2 million and €3.9 million as revenue during the three months ended March 31, 2023 and 2022, respectively. As of the end of 2022, Affimed had completed work on and/or handed over all product candidates for further investigation by Genentech. The remaining revenue recognized during the three months ended March 31, 2023 relates to a platform license. As of March 31, 2023, the Group held contract liabilities of €1.5 million (December 31, 2022: €1.7 million), which will be recognized as revenue in subsequent periods.

Under the terms of the agreement, Affimed is eligible to receive up to an additional $5.0 billion over time, including payments upon achievement of specified development, regulatory and commercial milestones. Affimed is also eligible to receive royalties on any potential sales.

Collaboration with Roivant Sciences Ltd.

On November 9, 2020, Affimed and Affivant Sciences GmbH (formerly Pharmavant 6 GmbH), a subsidiary of Roivant Sciences Ltd. (Roivant), announced a strategic collaboration agreement which grants Roivant a license to the preclinical molecule AFM32. Under the terms of the agreement, Affimed received $60 million in upfront consideration, comprised of $40 million in cash and pre-funded research and development funding, and $20 million of common shares in Roivant. The Group is eligible to receive up to an additional $2 billion in milestone payments upon achievement of specified development, regulatory and commercial milestones, as well as tiered royalties on net sales.

The Group recognized €4.3 million and €3.9 million as revenue during the three months ended March 31, 2023 and 2022, respectively. As of March 31, 2023, the Group held contract liabilities of €4.3 million (December 31, 2022: €8.6 million), which will be recognized as revenue in subsequent periods as services are provided.

Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	March 31, 2023	December 31, 2022
Receivables	12	0
Contract liabilities	5,999	10,331

An amount of €4.5 million included in contract liabilities at the beginning of the period has been recognized as revenue during the three months ended March 31, 2023.

The remaining performance obligations as of March 31, 2023 are approximately €6.0 million and are expected to be largely recognized as revenue over the next 12 months (€5.1 million), with a smaller portion being realized thereafter (€0.9 million).

Disaggregation of revenue

	Three months ended March 31, 2023	Three months ended March 31, 2022
Geographic information
Revenue:
Germany	0	137
USA	4,510	7,869

	4,510	8,006
Major service lines:
Collaboration revenue	4,456	7,869
Service revenue	54	137

	4,510	8,006
Timing on revenue recognition:
Point in time	0	0
Over time	4,510	8,006

	4,510	8,006

4. Finance income and finance costs

	Three months ended March 31, 2023	Three months ended March 31, 2022
Interest SVB Loan Agreement	(477)	(378)
Foreign exchange differences	(552)	915
Other finance income/finance costs—net	510	(66)

	(519)	471

5. Long-term financial assets

The Group holds preferred shares in Amphivena, which are currently recognized at their fair value of nil. The impairment of the asset was recognized in 2021 based on the decision made by the board of Amphivena to wind down the company. Based on current information, we continue to estimate that the fair value remains at nil (December 31, 2022: nil).

6. Trade and other receivables

The trade receivables as of March 31, 2023 were €12 (December 31, 2022: €0). These trade receivables are all due in the short-term, do not bear interest and are not impaired. Other receivables are all due within the short-term and mainly comprise value-added tax receivables of €0.7 million (December 31, 2022: €1.5 million).

7. Other assets and prepaid expenses

The other assets and prepaid expenses as of March 31, 2023 of €5.2 million (December 31, 2022: €2.5 million) are short-term in nature, do not bear interest and are not impaired. The other assets and prepaid expenses mainly comprise a prepayment of €1.1 million (December 31, 2022: €1.1 million) for the reservation of manufacturing capacity, a directors and officers’ liability insurance premium of €1.7 million (December 31, 2022: €0 million) and €0.5 million (December 31, 2022: €0.5 million) prepayment for assets secured for new premises.

8. Equity

As of March 31, 2023, the share capital of €1,493 (December 31, 2022: €1,493) is comprised of 149,339,335 (December 31, 2022: 149,339,335) common shares with a par value of €0.01 per share.

On April 18, 2022, the Company closed its public offering of 25,875,000 common shares (including over-allotment shares) at the public offering price of $4.00 per share, generating net proceeds of €89.8 million ($97.1 million), after deducting €6.0 million ($6.5 million) in underwriting commissions and other offering expenses.

9. Share-based payments

In 2014, an equity-settled share-based payment program was established by Affimed N.V. (ESOP 2014). Under this program, the Company granted awards to certain members of the Management Board, certain members of the Company’s Supervisory Board, non-employee consultants and employees.

Share-based payments with service conditions

The majority of the awards vest in instalments over three years and can be exercised up to 10 years after the grant date. The Group granted 7,668,750 awards for the three months ended March 31, 2023 to employees, members of the Management Board and members of the Supervisory Board. Fair value of the awards at grant date amounts to €5.8 million ($6.2 million).

150,815 ESOP 2014 awards were cancelled or forfeited due to termination of employment during the three months ended March 31, 2023 (March 31, 2022: 85,665). During the three months ended March 31, 2023, no options were exercised (March 31, 2022: 24,446 options at a weighted average share price of $2.73).

As of March 31, 2023, 22,787,669 ESOP 2014 options were outstanding (December 31, 2022: 15,269,734), and 10,326,885 awards had vested (December 31, 2022: 8,510,863). The options outstanding as of March 31, 2023 had an exercise price in the range of $0.77 to $13.47 and a weighted average remaining contractual life of 8.1 years (December 31, 2022: 7.4 years) and a weighted average exercise price of $3.62 (December 31, 2022: $4.91).

Share-based payments with market condition

During 2022, the Company issued 2,825,000 options (1,325,000 awards in the first quarter and 1,500,000 awards in the second quarter of 2022), with market-based performance conditions to members of the Management Board and employees. Each grant consists of three tranches, whereby one-third of the total grant will vest when the volume-weighted average share price over the preceding thirty trading days reaches $12.00, $15.00, and $18.00, respectively. Except with respect to a change of control, these options shall not vest before the first anniversary of the grant date. As of March 31, 2023, no options were cancelled, forfeited or exercised.

Fair value at grant date of the awards granted in the three months ended March 31, 2022 amounts to €1.3 million ($1.4 million). The contractual lifetime of the options is two years. Any unvested awards on the date that is two years following the grant date will lapse.

Share-based payment expense

In the three months ended March 31, 2023, compensation expense of €4,158 was recognized affecting research and development expenses (€2,313) and general and administrative expenses (€1,845). In the three months ended March 31, 2022, compensation expense of €4,247 was recognized affecting research and development expenses (€2,305) and general and administrative expenses (€1,942).

Fair value measurement

The fair value of options with service conditions granted in the three months ended March 31, 2023 and 2022, respectively, was determined using the Black-Scholes-Merton valuation model. The significant inputs into the valuation model are as follows (weighted average):

	March 31, 2023	March 31, 2022
Fair value at grant date	$0.81	$3.32
Share price at grant date	$1.07	$4.47
Exercise price	$1.07	$4.47
Expected volatility	90%	90%
Expected life	5.86	5.87
Expected dividends	0.00	0.00
Risk-free interest rate	3.95%	2.18%

The fair value of options with market conditions granted in the three months ended March 31, 2022, was determined using a Monte Carlo simulation. The significant inputs into the valuation model are as follows (weighted average):

March 31, 2022
Fair value at grant date	$1.06
Share price at grant date	$4.45
Exercise price	$4.45
Expected volatility	70%
Expected life	2.00
Expected dividends	0.00
Risk-free interest rate	2.30%

Expected volatility is estimated based on the observed daily share price returns of Affimed measured over a historic period equal to the expected life of the awards.

The risk-free interest rates are based on the yield to maturity of U.S. Treasury strips (as best available indication for risk-free rates), for a term equal to the expected life, as measured as of the grant date.

10. Borrowings

Silicon Valley Bank

In January 2021, the Group entered into a new loan agreement with Silicon Valley Bank German Branch (now: Silicon Valley Bridge Bank N.A. Germany Branch) or “SVB” which provides Affimed with up to €25 million in term loans in three tranches: €10 million available at closing, an additional €7.5 million upon the achievement of certain conditions, including milestones related to Affimed’s pipeline and market capitalization, and a third tranche of €7.5 million upon the achievement of certain additional conditions related to Affimed’s pipeline and liquidity. The first tranche of €10 million was drawn in February 2021 and the second tranche of €7.5 million in December 2021. Pursuant to the terms of the agreement, the loan bears interest at the greater of the European Central Bank Base Rate and 0%, plus 5.5%. Affimed was entitled to make interest only payments through December 1, 2022. The loan will mature at the end of November 2025. As of December 31, 2022, the fair value of the liability did not differ significantly from its carrying amount (€16.2 million).

The loan is secured by a pledge of 100% of the Group’s ownership interest in Affimed GmbH, all intercompany claims owed to Affimed N.V. by its subsidiaries, and collateral agreements for all bank accounts, inventory, trade receivables and other receivables of Affimed N.V. and Affimed GmbH recognized in the interim financial statements.

UniCredit Leasing CZ

In April 2019, the Group entered into a loan agreement with UniCredit Leasing CZ for €562. After an initial instalment of €127 in the second quarter of 2019, repayment is effected in monthly instalments of €8 until May 2024. As of March 31, 2023, an amount of €113 (December 31, 2022: €136) was outstanding, of which €97 was classified as current liabilities (December 31, 2022: €96). As of March 31, 2023, the fair value of the liability did not differ significantly from its carrying amount.

11. Related parties

The supervisory board directors of Affimed N.V. received compensation in the amounts of €125 (€109) for their services on the Supervisory Board in the three months ended March 31, 2023 (2022). Members of the Management Board received compensation in the amounts of €944 (€893) for their services on the Management Board in the three months ended March 31, 2023 (2022).

The Company recognized share-based payment expenses of €112 (€279) for supervisory directors and €1,637 (€1,507) for managing directors in the three months ended March 31, 2023 (2022).

The following table provides the total amounts of outstanding balances for supervisory board compensation and expense reimbursement related to key management personnel:

	Outstanding balances
	March 31, 2023	December 31, 2022
Adi Hoess	—	1
Wolfgang Fischer	—	2
Arndt Schottelius	—	3
Thomas Hecht	22	21
Mathieu Simon	10	10
Ulrich Grau	17	26
Bernhard Ehmer	18	17
Harry Welten	11	8
Annalisa Jenkins	11	11
Uta Kemmerich-Keil	19	18

12. Subsequent events

In April 2023, Affimed conducted a reorganization of its operations to focus on the Company’s three clinical stage development programs. As a result of the reorganization, the Group reduced its full-time equivalent headcount by approximately 25%. The Group has not yet completed the evaluation of the financial impact of the reorganization and the allocation to the remaining periods in 2023, but expects the one-time cash expenditure for termination payments to be offset by cost savings during 2023.